Exhibit 99.1

NOTICE TO THE MARKET

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB), hereby announces that it plans, subject to market conditions, in the near term to engage in the following liability management transactions with respect to outstanding bonds due 2017 issued by Gerdau’s wholly owned subsidiary GTL Trade Finance, Inc. (GTL) and outstanding bonds due 2020 issued by Gerdau’s wholly owned subsidiary Gerdau Holdings Inc. (GHI).  These transactions are expected to consist of (1) an exchange offer for new securities issued as described herein for an amount up to US$1,250,000,000 in principal amount of such newly issued securities and (2) a separate cash tender offer for up to an amount of US$250,000,000 in total consideration, in each case for GTL’s 7.25% Bonds due 2017 and GHI’s 7.00% Bonds due 2020, with priority expected to be given to the bonds due 2017.

The exchange offer is expected to contemplate the exchange of a new ten-year bond issued by GTL and GHI as co-issuers solely for the purpose of the exchange for the two outstanding issues described herein.  The new bonds will be unsecured and unsubordinated joint and several obligations of GTL and GHI and will be fully and unconditionally guaranteed by Gerdau S.A., Gerdau Acominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A.

Neither the new bonds nor the guarantees will be registered under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under such Securities Act or the securities laws of any other jurisdiction.  The offers will be made in the United States solely to Qualified Institutional Buyers or QIBs pursuant to Rule 144A under the Securities Act and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act and all applicable Brazilian, United States and other securities laws concerning tenders and exchanges.

The exchange offer and the cash tender offer are being considered and if they are made will be made on the terms to be determined at the time it is commenced.

This release shall not constitute an offer to sell, tender or exchange or the solicitation of an offer to buy, tender or exchange the securities described herein, nor shall there be any offer, tender or exchange of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  Any tender offer or exchange of these securities will be made solely by means of the Offer to Purchase or Exchange Memorandum, as the case may be, made available  in accordance with Rule 144A and applicable securities laws.

Rio de Janeiro, April 9, 2014.

Andre Pires de Oliveira Dias

Executive Vice President

Investor Relations Officer